

May 15, 2015

Ioan Hossu
Chief Executive Officer and Director
IHO-Agro International Inc.
3101 Portofino Point, Unit 04
Coconut Creek, FL 33066

      **Re:    IHO-Agro International Inc.**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed May 4, 2015**
              **File No. 333-203056**

Dear Mr. Hossu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2015 letter.

Plan of Distribution, page 20

1.  We note that you replaced two paragraphs of disclosure related to Regulation M and to your plan of distribution, which included a statement that the selling stockholders are not broker-dealers or affiliates of broker-dealers, with a paragraph on the fertilization process. Please explain.

Financial Statements

2.  Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.  We note your disclosure that you intend to complete a $200,000 private placement in 2015.  Please also disclose (i) the type of securities offered, (ii) the anticipated price of those securities, (iii) the exemption from registration you intend to rely on, and (iv) the expected offering completion date.

4.  You inconsistently reference the amount of proceeds you expect from purchase orders that will ship in 2015 and sales from distribution partners.  Here you refer to $150,000 but on pages 12 and in your financial statements on page F-6 you refer to $100,000.

Future Funding Requirements, page 29

5.  Please tell us why you disclose two different amounts for selling, general and administrative expenses and taxes that you anticipate to incur during the second quarter of 2015, or revise your disclosure.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

6.  We note your response to comment 12.  In this section please disclose (i) the services provided by Messers. Hebert and Georgescu and (ii) the fact that the issued shares are the only form of compensation each has received.

7.  We note your response to comment 20.  Please also provide the information from Item 404(a) of Regulation S-K, which is required by Item 404(d)(1).

Exhibits and Financial Statement Schedules, page 35

8.  You indicate that the consent of MaloneBailey, LLP is filed as an exhibit.  We are unable to locate the exhibit.  Please file a currently dated consent in accordance with Item 601(b)(23).

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or me at 202.551.3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director


cc:     Gregg E. Jaclin, Esq.